# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nouveau Monde Graphite Inc., CIK 0001649752
CUSIP: 66979W842
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 481 rue Brassard, Saint-Michel-des-Saints, Quebec, Quebec Canada (A8), J0K 3B0
Date of event which requires filing of this statement: 05/15/2026
Filed by CIK 0001758646
Persons authorized to receive notices and communications: Attention: Secretary, 1195, avenue Lavigerie, Bureau 060, Quebec, Quebec Canada (A8), G1V 4N3, (514) 349-4534

## Reporting persons
- Investissement Quebec (CIK 0001758646): type of reporting person: corporation (CO); citizenship or place of organization: Quebec Canada (A8); source of funds: working capital (WC); sole voting power 85,751,341; shared voting power 0; sole dispositive power 85,751,341; shared dispositive power 0; aggregate amount beneficially owned 85,751,341 (24.1% of the class)
  Comment: (1) Includes (i) 58,989,113 Common Shares, representing approximately 17.92% of the issued and outstanding Common Shares, (ii) 19,841,269 warrants to purchase common shares, (iii) up to an additional 2,500,000 Common Shares issuable upon conversion in whole of a convertible note, (iv) up to 2,500,000 warrants issuable upon conversion in whole of a convertible note, and (v) up to 1,920,959 Common Shares issuable in payment of interest on the convertible note as of March 31, 2026.
  
  (2) The percentages used herein are calculated based upon 329,114,330 outstanding Common Shares of Nouveau Monde Graphite Inc. as of May 15, 2026, plus 26,762,228 Common Shares in aggregate underlying convertible securities beneficially owned by Investissement Quebec (the "Reporting Person") and included pursuant to Rule 13d-3(d)(1)(i) of the Act.

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Nouveau Monde Graphite Inc.
Address of issuer's principal executive offices: 481 rue Brassard, Saint-Michel-des-Saints, Quebec, Quebec Canada (A8), J0K 3B0
Comment:
Explanatory Note:

This Statement constitutes Amendment No. 4 to the Schedule 13D filed with the Securities and Exchange Commission ("SEC") on March 30, 2022 (the "Original Schedule 13D"), as amended through to the date hereof (the "Amended Schedule 13D"), with respect to the Common Shares of Nouveau Monde Graphite Inc. (the "Issuer"), held by Investissement Quebec (the "Reporting Person").

This Amendment No. 4 amends and supplements the Amended Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth below, all Items of the Amended Schedule 13D remain unchanged. Capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings ascribed to them in the Amended Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Amended Schedule 13D is hereby amended by adding the following at the end thereof:

The aggregate purchase price for the 2026 Private Placement Common Shares (as defined below) was US$61,367,409 in cash, and the source of funds was the working capital of the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Amended Schedule 13D is hereby amended by adding the following at the end thereof:

On May 15, 2026, the Issuer issued to the Reporting Person 33,351,853 Common Shares (the "2026 Private Placement Common Shares") pursuant to a subscription agreement (the "April 2026 Subscription Agreement") dated April 9, 2026. The subscription price for the Common Shares was US$1.84 per Common Share, for an aggregate purchase price of US$61,367,409.

The Reporting Person acquired the securities for investment purposes. For so long as the Reporting Person directly or indirectly owns ten percent (10%) of the issued and outstanding Common Shares, the Reporting Person shall be entitled to designate one nominee for election or appointment to the Issuer's Board of Directors. For so long as the Reporting Person directly or indirectly owns twenty percent (20%) of the issued and outstanding Common Shares, the Reporting Person shall be entitled to designate two nominees for election or appointment to the Issuer's Board of Directors.

Depending on market conditions and other factors, the Reporting Person may from time to time acquire or dispose of securities of the Issuer in the open market, by private agreement or otherwise, or acquire interests in or enter into related financial instruments involving a security of the Issuer.

Except as reported herein, the Reporting Person does not have any plans which related to or would result in:

a. The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c. A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e. Any material change in the present capitalization or dividend policy of the Issuer;

f. Any other material change in the Issuer's business or corporate structure;

g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j. Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

(a) - (b) Calculations of the percentage of Common Shares beneficially owned are calculated in accordance with Rule 13d-3 and assumes that there are 329,114,330 Common Shares outstanding as of May 15, 2026.

The aggregate number and percentage of Common Shares beneficially owned by the Reporting Person and, for the Reporting Person, the number of Common Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, are set forth on rows 7 through 11 and row 13 of the cover pages of this Amended Schedule 13D and are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as described in this Amended Schedule 13D, neither the Reporting Person nor, to the best of its knowledge, any of its executive officers or directors, has effected any transactions in Common Shares since March 16, 2026 (60 days prior to May 15, 2026).
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no one other than the Reporting Person, or its partners, members, affiliates or shareholders of such persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein as beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Amended Schedule 13D is hereby amended to add the following at the end thereof:

The information set forth in Item 4 hereof is incorporated herein by reference. This description is a summary only and is qualified in its entirety by the terms of the April 2026 Subscription Agreement, which is filed as Exhibit 99.1 to this Amendment No. 4, and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Amended Schedule 13D is hereby amended and supplemented as follows:

Exhibit No. Description

99.7 English Translation of Subscription Agreement dated April 9, 2026 by and between by and between Nouveau Monde Graphite Inc. and Investissement Quebec

## Signatures
- Investissement Quebec: /s/ Amyot Choquette, Amyot Choquette, Directeur principal, Investissements, Ressources naturelles (05/27/2026)